PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 14, 1996)

$100,000,000
PSI ENERGY, INC.
6.35% DEBENTURES DUE 2006

The Offered Debentures will mature November 15, 2006. Interest on the Offered Debentures is payable semiannually on May 15 and November 15, commencing May 15, 1997. The Offered Debentures may not be redeemed prior to maturity by the Company and do not provide for any sinking fund. The Offered Debentures are redeemable at the option of the holder on November 15, 2000 at 100% of the principal amount plus accrued interest. The Offered Debentures will be represented by a global debenture registered in the name of a nominee of The Depository Trust Company, New York, New York, as Depositary (Depositary). Beneficial interests in the Offered Debentures will be shown on, and transfers thereof will be effected through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus, Offered Debentures in certificated form will not be issued in exchange for the global debenture. See "Certain Terms of the Offered Debentures--Redemption" herein.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
                                            PRICE TO           UNDERWRITING       PROCEEDS TO
                                            PUBLIC(1)          DISCOUNT           COMPANY(1)(2)
Per Debenture...........................    100.00%            .50%               99.50%
Total...................................     $100,000,000      $500,000            $99,500,000
------------------------------------------------------------------------------------------------

(1)  Plus accrued interest from November 15, 1996 to date of delivery.

(2)  Before deduction of expenses payable by the Company, estimated at $150,000.

The Offered Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Offered Debentures in book-entry form will be made through the facilities of the Depositary on or about November 21, 1996.

SALOMON BROTHERS INC                                         MERRILL LYNCH & CO.

The date of this Prospectus Supplement is November 14, 1996.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE OFFERED DEBENTURES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER-MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              SUMMARY INFORMATION

    THE FOLLOWING MATERIAL IS QUALIFIED IN ITS ENTIRETY BY THE INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS AND INFORMATION INCORPORATED HEREIN BY REFERENCE.

                                  THE COMPANY

Company.............................  PSI Energy, Inc. (PSI) (incorporated in Indiana) is a wholly- owned subsidiary of Cinergy Corp.
                                        (Cinergy), a registered holding company under the
                                        Public Utility Holding Company Act of 1935.
Business and Service Area...........  PSI is an electric public utility company with two wholly-owned non-utility subsidiaries. PSI is
                                        engaged in the production, transmission,
                                        distribution, and sale of electric energy in north
                                        central, central and southern Indiana. It serves
                                        an estimated population of two million people
                                        located in 69 of the state's 92 counties including
                                        the cities of Bloomington, Columbus, Kokomo,
                                        Lafayette, New Albany, and Terre Haute.
Electric Generation Fuel............  99% Coal and 1% Other.

                          SELECTED INCOME INFORMATION

                                              12 MONTHS
                                                ENDED                          12 MONTHS ENDED DECEMBER 31,
                                            SEPTEMBER 30,   -------------------------------------------------------------------
                                                1996           1995          1994          1993          1992          1991
                                            -------------   -----------   -----------   -----------   -----------   -----------
                                             (UNAUDITED)                        (THOUSANDS, EXCEPT RATIOS)
Operating Revenues........................  $  1,281,809    $ 1,248,035   $ 1,113,512   $ 1,092,222   $ 1,072,183   $ 1,119,820
Operating Income..........................  $    207,786    $   226,889   $   152,186   $   165,214   $   168,445   $   165,030
Allowance for Borrowed and
  Equity Funds Used During Construction...  $      2,892    $     4,385   $    13,585   $    20,327   $    10,505   $    10,061
Post-In-Service Carrying Costs............  $      1,231    $     3,186   $     9,780   $     6,005   $        --   $        --
Net Income................................  $    127,261    $   145,815   $    82,192   $   124,898   $   106,970   $    30,412
Preferred Dividend Requirement............        12,813         13,180        13,182        12,825         7,286        10,169
                                            -------------   -----------   -----------   -----------   -----------   -----------
Net Income Applicable to Common Stock.....  $    114,448    $   132,635   $    69,010   $   112,073   $    99,684   $    20,243
                                            -------------   -----------   -----------   -----------   -----------   -----------
                                            -------------   -----------   -----------   -----------   -----------   -----------
Ratio of Earnings to Fixed Charges........          3.42           3.55          2.52          3.52          3.26          1.51

                                 CAPITALIZATION

                                                                          OUTSTANDING SEPTEMBER 30, 1996
                                                                         --------------------------------
                                                                                              % OF
                                                                            AMOUNT       CAPITALIZATION
                                                                         -------------  -----------------
                                                                                   (UNAUDITED)
                                                                          (THOUSANDS)
Long-term debt.........................................................   $   818,959            40.5%
Cumulative preferred stock
  Not subject to mandatory redemption..................................       173,090             8.5
Common stock equity....................................................     1,030,838            51.0
                                                                         -------------          -----
    Total Capitalization...............................................   $ 2,022,887           100.0%
                                                                         -------------          -----
                                                                         -------------          -----

                                USE OF PROCEEDS

    The net proceeds after underwriting commissions and estimated expenses from the sale of the Offered Debentures are expected to be $99,350,000. The Company will use the proceeds to repay a portion of its short-term indebtedness (estimated to be approximately $240 million at the time the proceeds are received) partially incurred in connection with the retirement of $50 million principal amount of its First Mortgage Bonds, Series RR, 9 3/4% on August 1, 1996.

                    CERTAIN TERMS OF THE OFFERED DEBENTURES

    The following description of the particular terms of the Offered Debentures supplements the description of the general terms and provisions of the Offered Debentures set forth in the accompanying Prospectus under the caption "Description of Debt Securities".

PRINCIPAL AMOUNT, INTEREST AND MATURITY

    The Offered Debentures will be issued under the Indenture dated as of November 15, 1996 between PSI and The Fifth Third Bank, Trustee, as proposed to be supplemented by a First Supplemental Indenture dated as of November 15, 1996.

    The Offered Debentures will be designated as specified on the cover of this Prospectus Supplement and will be limited to a total of $100,000,000 aggregate principal amount.

    The Offered Debentures will mature on November 15, 2006, and will bear interest at the rate per annum specified in their title, computed on the basis of a 360-day year of twelve 30-day months, from November 15, 1996 or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on May 15 and November 15 in each year, beginning May 15, 1997, to registered holders of record on the May 1 or November 1 (whether or not a Business Day) as the case may be, next preceding such interest payment date. Principal of and interest on the Offered Debentures will initially be payable and the Offered Debentures will be transferable at the corporate trust office of the Trustee in the City of Cincinnati, located at 38 Fountain Square Plaza, Cincinnati, Ohio 45263, provided that payment of interest may be made at the option of the Company by checks mailed to the registered holders of the Offered Debentures.

    The Offered Debentures will not be secured and will rank equally with any other indebtedness which is issued under the Indenture and not specifically subordinated to the Offered Debentures.

GLOBAL SECURITIES

    The Offered Debentures will be represented by a Global Debenture or Debentures that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, as Depositary (Depositary), and will be available for purchase in denominations of $1,000 or any integral multiple thereof.

    The Depositary has advised the Company and the Underwriters as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participating organizations (participants) and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the Depositary only through participants.

    A further description of the Depositary's procedures with respect to the Offered Debentures is set forth under "Description of Debt Securities -- Global Debt Securities" in the accompanying Prospectus.

REDEMPTION

    The Offered Debentures will not be redeemable by the Company prior to maturity and do not provide for any sinking fund.

REDEMPTION AT THE OPTION OF THE HOLDER

    The Offered Debentures are redeemable, in whole or in part, at the option of the registered holders thereof, on November 15, 2000 (the Redemption Date), at a price equal to 100% of the principal amount thereof plus all accrued interest thereon to the Redemption Date (Redemption Amount). If the Redemption Date is not a Business Day, the Company will pay the Redemption Amount for the Offered Debentures for which it has received a notice of election on the next succeeding Business Day.

    In order to exercise such an election, (i) each beneficial owner must follow the procedures described below if the Offered Debentures are then represented by a global debenture, and (ii) each registered holder must deliver to the Trustee, at its corporate trust office in the City of Cincinnati, the Offered Debenture(s), or such portion(s) thereof, as to which an election is being made, and must deliver to the Company and the Trustee a duly signed and completed notice of election to have such Offered Debenture(s), or such portion(s) thereof, redeemed by the Company. Such Offered Debenture(s) and such notice of exercise by the registered holder of the redemption option must be delivered to the Trustee no earlier than September 15, 2000 and no later than October 15, 2000. Owners of beneficial interest in the Offered Debentures who wish to effectuate the redemption and repayment of their Offered Debenture, or a portion thereof, must give instructions to their respective Depositary participant or participants a reasonable period of time in advance of October 15, 2000.

    Once made, the exercise of the redemption option by a holder of an Offered Debenture will be irrevocable. Such option may be exercised with respect to less than the entire principal amount of an Offered Debenture, but any such redemption in part will be in increments of the minimum denomination of the Offered Debentures.

    If an Offered Debenture is then represented by a global debenture, the Depositary's nominee will be the registered holder thereof entitled to exercise a right to redemption. In order to ensure that the Depositary's nominee will exercise in a timely manner a right to repayment with respect to a particular Offered Debenture, the beneficial owner of an interest in such Offered Debenture must instruct the broker or other direct or indirect participant through which it holds an interest in such Offered Debenture to notify the Depositary of its desire to exercise a right to repayment. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each such beneficial owner should consult the broker or other direct or indirect participant through which it holds an interest in a global debenture in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any Offered Debenture for redemption will be determined by the Company, whose determination will be final and binding.

DEFEASANCE

    The Offered Debentures will be subject to defeasance and covenant defeasance as provided in the accompanying Prospectus.

                                  UNDERWRITERS

    Under the terms of and subject to the conditions contained in an Underwriting Agreement dated November 14, 1996, the Underwriters named below have agreed to purchase, and the Company has agreed to sell to them, severally, the respective principal amounts of the Offered Debentures set forth below:

                                                                  PRINCIPAL
                            NAME                                    AMOUNT
------------------------------------------------------------    --------------
Salomon Brothers Inc........................................    $   50,000,000
Merrill Lynch,Pierce, Fenner & Smith
            Incorporated....................................        50,000,000
                                                                --------------
                                                                $  100,000,000
                                                                --------------
                                                                --------------

    The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Offered Debentures are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Offered Debentures if any are taken.

    The Underwriters initially propose to offer part of the Offered Debentures directly to the public at the public offering price set forth on the cover page hereof and part to dealers at a price which represents a concession of .30% of the principal amount under the public offering price, and any Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount to certain other dealers. All sales to dealers will be made pursuant to dealer agreements. After the initial offering of the Offered Debentures, the offering price and other selling terms may, from time to time, be varied by the Underwriters.

    The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

PROSPECTUS

PSI ENERGY, INC.

DEBT SECURITIES

PSI Energy, Inc. (PSI) intends from time to time to issue up to $250,000,000 aggregate principal amount of unsecured debt securities (Debt Securities) in one or more series on terms to be determined at the time or times of sale. For each issue of the Debt Securities for which this Prospectus is being delivered (Offered Securities) there will be an accompanying Prospectus Supplement (Prospectus Supplement) that sets forth, without limitation and to the extent applicable, the specific designation, aggregate principal amount, denomination, maturity, premium, if any, rate of interest (which may be fixed or variable) or method of calculation thereof, time of payment of interest, any terms for redemption, any sinking fund provisions, any subordination provisions, the initial public offering price, the names of any underwriters or agents, the principal amounts, if any, to be purchased by the underwriters, the compensation of such underwriters or agents, and any other special terms of the Offered Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PSI may sell the Debt Securities through underwriters, dealers or agents, or directly to one or a limited number of purchasers. The Prospectus Supplement will set forth the names of underwriters, dealers or agents, if any, any applicable commissions or discounts and the net proceeds to PSI from the sale of the Offered Securities.

November 14, 1996

                             AVAILABLE INFORMATION

    PSI IS SUBJECT TO THE INFORMATIONAL REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934 (EXCHANGE ACT) AND ACCORDINGLY FILES REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION (COMMISSION). INFORMATION CONCERNING DIRECTORS AND OFFICERS, THEIR REMUNERATION, AND ANY MATERIAL INTEREST OF SUCH PERSONS IN TRANSACTIONS WITH PSI, AS OF PARTICULAR DATES, IS DISCLOSED IN PSI'S ANNUAL REPORT ON FORM 10-K FILED WITH THE COMMISSION. SUCH REPORTS AND OTHER INFORMATION CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT ROOM 1024, 450 FIFTH STREET, N.W., WASHINGTON, D.C.; SUITE 1400, 500 WEST MADISON STREET, CHICAGO, ILLINOIS; AND SUITE 1300, SEVEN WORLD TRADE CENTER, NEW YORK, N.Y. COPIES OF SUCH MATERIAL CAN ALSO BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION AT ITS PRINCIPAL OFFICE AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549, AT PRESCRIBED RATES, OR FROM THE COMMISSION'S INTERNET WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, SUCH MATERIAL CAN ALSO BE INSPECTED AT THE OFFICE OF THE NEW YORK STOCK EXCHANGE.

    PSI'S PRINCIPAL EXECUTIVE OFFICE IS LOCATED AT 1000 EAST MAIN STREET, PLAINFIELD, INDIANA 46168 (TELEPHONE (317-839-9611).
                              -------------------

    NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PSI OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                 INCORPORATION OF CERTAIN DOCUMENT BY REFERENCE

    There is hereby incorporated in this Prospectus by reference the following documents heretofore filed with the Securities and Exchange Commission:

       1. PSI's Annual Report on Form 10-K for the year ended December 31, 1995 filed pursuant to the Exchange Act.

       2. PSI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996 filed pursuant to the
    Exchange Act.

    All documents filed by PSI pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    PSI HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS REFERRED TO ABOVE WHICH HAVE BEEN OR MAY BE INCORPORATED IN THIS PROSPECTUS BY REFERENCE, OTHER THAN EXHIBITS TO SUCH DOCUMENTS. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO MR. WILLIAM L. SHEAFER, TREASURER, PSI ENERGY, INC., 139 EAST FOURTH STREET, CINCINNATI, OHIO 45202 (TELEPHONE 513-381-2000).

                                  THE COMPANY

    PSI (incorporated in Indiana) is a wholly-owned subsidiary of Cinergy Corp. (Cinergy), a registered holding company under the Public Utility Holding Company Act of 1935. PSI is an electric public utility company with two wholly-owned non-utility subsidiaries. PSI is engaged in the production, transmission, distribution, and sale of electric energy in north central, central and southern Indiana. It serves an estimated population of two million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany, and Terre Haute.

                                USE OF PROCEEDS

    Except as otherwise described in the Prospectus Supplement, the net proceeds of the Offered Securities will be applied primarily to the redemption, repurchase, repayment, or retirement of outstanding indebtedness and preferred stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the years ended December 31, 1991 through 1995 and the twelve months ended September 30, 1996 were 1.51, 3.26, 3.52, 2.52, 3.55 and 3.42, respectively.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

    The Debt Securities may be issued in one or more new series under an Indenture between the Company and The Fifth Third Bank, as Trustee (Trustee). The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Indenture and the Debt Securities, the forms of which are filed as exhibits to the registration statement of which this Prospectus forms a part. Whenever particular provisions or defined terms in such documents are referred to herein or in a Prospectus Supplement, such provisions or terms are incorporated by reference herein or therein, as the case may be.

    The Debt Securities will be unsecured obligations of the Company.

    Reference is made to the Prospectus Supplement relating to any particular issue of Offered Securities for the following terms, among others: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the date or dates on which the principal of any of such Debt Securities will be payable; (4) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (5) the right, if any, to extend interest payment periods and the duration of such extension; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pursuant to the provisions of the Indenture described under "Defeasance and Covenant Defeasance"; (12) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Debt Securities and, if so, the respective Depositaries for such Global Debt Securities, the form of any legend or legends to be borne by any such Global Debt Security in addition to or in lieu of the legend referred to under "Form, Exchange and Transfer -- Global Debt Securities" and, if different from those described under such caption, any circumstances under which any such Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and any transfer of such Global Debt Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Debt Security or its nominee; (13) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (14) any addition to or change in the covenants in the Indenture; (15) the applicability of or any change in the subordination provisions of the Indenture for a series of Debt Securities; and (16) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture. (Section 301).

    Except as otherwise described in the Prospectus Supplement, the covenants contained in the Indenture would not afford holders of Debt Securities protection in the event of a highly-leveraged transaction involving the Company.

SUBORDINATION OF CERTAIN DEBT SECURITIES

    The Indenture provides that, pursuant to a supplemental indenture or a Board Resolution, one or more series of Debt Securities (Junior Subordinated Securities) may be subordinate and subject in right of payment to the prior payment in full of all Senior Debt of the Company, whether outstanding as of the date of the Indenture or thereafter incurred. (Section 1401).

    With respect to any Junior Subordinated Securities, no payment of principal of (including redemption and sinking fund payments), premium, if any, or interest on, the Junior Subordinated Securities may be made if any Senior Debt is not paid when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived, or if the maturity of any Senior Debt has been accelerated because of a default. (Section 1402). Upon any distribution of assets of the Company to creditors upon any dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, and premium, if any, and interest due or to become due on, all Senior Debt must be paid in full before the holders of the Junior Subordinated Securities are entitled to receive or retain any payment. (Section 1403). The rights of the holders of the Junior Subordinated Securities will be subrogated to the rights of the holders of Senior Debt to receive payments or distributions applicable to Senior Debt. (Section 1404).

    The term "Senior Debt" shall mean the principal of, premium, if any, interest on and any other payment due pursuant to any of the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, created or assumed:

       (a) all indebtedness of the Company evidenced by notes, debentures, bonds, or other securities sold by the Company for money, excluding
    Junior Subordinated Securities, but including all first mortgage bonds of the Company outstanding from time to time;

       (b) all indebtedness of others of the kinds described in the preceding clause (a) assumed by or guaranteed in any manner by the Company; and

       (c) all renewals, extensions, or refundings of indebtedness of the kinds described in any of the preceding clauses (a) and (b);

unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension or refunding is not superior in right of payment to or is pari passu with the Junior Subordinated Securities. (Section 101).

    The Indenture does not limit the aggregate amount of Senior Debt that the Company may issue. As of September 30, 1996, outstanding Senior Debt of the Company aggregated approximately $798 million.

FORM, EXCHANGE, AND TRANSFER

    The Debt Securities of each series will be issuable only in fully registered form without coupons. (Section 302).

    At the option of the Holder, subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of any authorized denomination and of like tenor and aggregate principal amount. (Section 305).

    Subject to the terms of the Indenture and the limitations applicable to Global Debt Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305). The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002).

    If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of, or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305).

GLOBAL DEBT SECURITIES

    Some or all of the Debt Securities of any series may be issued as Global Debt Securities. Each Global Debt Security will be registered in the name of a Depositary or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indenture.

    Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Debt Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Debt Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Debt Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Debt Security or has ceased to be qualified to act as such as required by the Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to such Global Debt Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Debt Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305).

    As long as the Depositary, or its nominee, is the registered Holder of a Global Debt Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Debt Security for all purposes under the Debt Securities and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Debt Security will not be entitled to have such Global Debt Security or any portion thereof registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Debt Security or any portion thereof for any purpose under the Debt Securities or the Indenture. All payments of principal of and any premium and interest on a Global Debt Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Debt Security.

    Ownership of beneficial interests in a Global Debt Security will be limited to institutions that have accounts with the Depositary or its nominee (participants) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Debt Security, the Depositary will credit, on its book-entry registration and transfer system, the respective portion of the principal amounts of the Global Debt Security to the accounts of its participants. Ownership of beneficial interests in a Global Debt Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges, and other matters relating to beneficial interests in a Global Debt Security are subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Debt Security, or for maintaining, supervising, or reviewing any records relating to such beneficial interests.

    Secondary trading in notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in a Global Debt Security, in some cases, will trade in the Depositary's same-day funds settlement system in which secondary market trading activity in those beneficial interests are required by the Depositary to settle in immediately available funds. There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Global Debt Security upon the original issuance thereof may be required to be made in immediately available funds.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307).

    Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the corporate trust office of the Trustee in the City of Cincinnati will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002).

    All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of 18 months after such principal, premium or interest has become due and payable will be repaid to the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003).

CONSOLIDATION, MERGER, AND SALE OF ASSETS

    The Indenture does not contain any covenant that restricts the Company's ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions, provided that the successor corporation assumes due and punctual payment of principal or premium, if any, and interest on the Debt Securities. (Section 801).

EVENTS OF DEFAULT

    Each of the following will constitute an Event of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series other than that series), continued for 90 days after written notice has been given by the Trustee, or the Holders of at least 35% in principal amount of the Outstanding Debt Securities of that series, as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization. (Section 501).

    If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 35% in aggregate principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. (Section 502). For information as to waiver of defaults, see "Modification and Waiver."

    Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonably satisfactory indemnity. (Section
603). Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512).

    No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 35% in aggregate principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonably satisfactory indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507). However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508).

    The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults. (Section 1004).

MODIFICATION AND WAIVER

    Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) affect the applicability of the subordination provisions to any Debt Security, (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security,
(g) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture, reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or modify such provisions with respect to modification and waiver. (Section 902).

    The Holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of any series may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1007). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the Indenture, except a default in the payment of principal, premium, or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513).

    Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver, or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Debt Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104).

DEFEASANCE AND COVENANT DEFEASANCE

    If and to the extent indicated in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities or to the Debt Securities of any series. (Section
1301).

    DEFEASANCE AND DISCHARGE. The Indenture provides that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Debt Securities, the Company will be discharged from all its obligations with respect to such Debt Securities (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance, and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304).

    DEFEASANCE OF CERTAIN COVENANTS. The Indenture provides that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indenture and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments. (Sections 1303 and 1304).

TITLE

    The Company, the Trustee, and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308).

GOVERNING LAW

    The Indenture and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112).

CONCERNING THE TRUSTEE

    The Fifth Third Bank will be the Trustee under the Indenture. The Fifth Third Bank also acts as the Trustee for certain unsecured debt securities of The Cincinnati Gas & Electric Company (CG&E) and CG&E's wholly-owned subsidiary, The Union Light Heat and Power Company, both affiliates of PSI, acts as the Trustee for certain pollution control revenue bonds of CG&E, and acts as registrar for the common stock of Cinergy and for the preferred stock of PSI and CG&E. The Fifth Third Bank makes loans to, acts as depositary for, and, in the normal course of business, also performs other services for PSI and CG&E.

                              PLAN OF DISTRIBUTION

    PSI may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement with respect to the Offered Securities sets forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Offered Securities and the proceeds to PSI from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters with respect to a particular Underwritten Offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. In connection with the sale of Offered Securities, the underwriters may receive compensation from PSI or from purchasers in the form of discounts, concessions or commissions. The underwriters will be, and any dealers participating in the distribution of the Offered Securities may be, deemed to be underwriters within the meaning of the Securities Act of 1933. PSI has agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. The underwriting agreement pursuant to which any Offered Securities are to be sold will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the Offered Securities if any are purchased.

    Offered Securities may be sold directly by PSI or through agents designated by PSI from time to time. The Prospectus Supplement sets forth the name of any agent involved in the offer or sale of the Offered Securities in respect of which the Prospectus Supplement is delivered as well as any commissions payable by PSI to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If so indicated in the Prospectus Supplement, PSI will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Offered Securities from PSI at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

                                    EXPERTS

    The consolidated balance sheets of PSI as of December 31, 1995 and 1994 and the related consolidated statements of income, changes in common stock equity and cash flows for each of the three years in the period ended December 31, 1995, included in PSI's Annual Report on Form 10-K for the year ended December 31, 1995, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                                 LEGAL OPINIONS

    The legality of the Debt Securities will be passed upon for PSI by Bingham Summers Welsh & Spilman, 2700 Market Tower, 10 West Market Street, Indianapolis, Indiana 46204, and for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, who may rely as to matters of Indiana law on the opinion of Bingham Summers Welsh & Spilman or other Indiana counsel.